UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-41480

CUSIP Number: G8437S123

(Check One): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transition Period Ended: ___________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Starbox Group Holdings Ltd.
Full Name of Registrant

Former Name if Applicable

VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity
Address of Principal Executive Office (Street and Number)

Kuala Lumpur, 55100, Malaysia
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination, and review of the information required to be presented in the Form 20-F for the fiscal year ended September 30, 2024 has imposed time constraints that have rendered timely filing of the Form 20-F impracticable without undue hardship and expense to the registrant. As a result, the registrant is still in the process of compiling required information to complete the Form 20-F, and its independent registered public accounting firm requires additional time to complete its review of the financial statements for the fiscal year ended September 30, 2024. The registrant anticipates that it will file the Form 20-F no later than the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lee Choon Wooi, Chief Executive Officer	+603 2781 9066
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant has undergone significant changes during the current fiscal year as a result of acquiring various IT software aimed at supporting future development initiatives. These acquisitions are part of a strategic effort to enhance the registrant’s capabilities and position it as a leader in innovative solutions for small and medium-sized enterprises. The scope and scale of these changes have had a material impact on the financial results, necessitating additional time for thorough analysis and disclosure preparation.

Quantitatively, the key financial impacts include:

(1) A charge of $85.7 million to research and development expenses for the cost of software acquired, which has already been recognized in the profit and loss statement; and

(2) Investments totaling $22.2 million related to the acquisitions of software companies.

The complexity of these transactions, including the need to assess their alignment with applicable accounting standards, project long-term benefits, and accurately allocate costs between immediate expenses and capitalized investments, adds to the challenges of preparing the financial statements.

As a result, a reasonable estimate of the complete financial results cannot yet be made. This process involves close coordination with auditors and consultants to provide precise and comprehensive disclosure. However, the registrant is working diligently with all relevant stakeholders to finalize its analysis and ensure accurate and comprehensive disclosure in the forthcoming filing.

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Starbox Group Holdings Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 28, 2025
	By:	/s/ Lee Choon Wooi
	Name:	Lee Choon Wooi
	Title:	Chief Executive Officer

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